Exhibit 12                       Xerox Corporation
		  Computation of Ratio of Earnings to Fixed Charges
		       Nine months ended             Year ended
			  September 30,                December 31,
(In Millions)             1995    1994    1994    1993*   1992    1991   1990
Fixed charges:
  Interest expense      $  620  $  541  $  732  $  755  $  788  $  758 $  799
  Rental expense           134     144     190     201     208     206    191
    Total fixed charges
      before capitalized
      interest             754     685     922     956     996     964    990
  Capitalized interest       -       2       2       5      17       3      -
    Total fixed charges $  754  $  687  $  924  $  961  $1,013  $  967 $  990
Earnings available for
  fixed charges:
  Earnings**            $1,163  $  959  $1,558  $ (227) $  192  $  939 $1,116
  Less undistributed
    income in minority
    owned companies        (99)    (58)    (54)    (51)    (52)    (70)   (60)
  Add fixed charges before
    capitalized interest   754     685     922     956     996     964    990
  Total earnings
    available for
    fixed charges       $1,818  $1,586  $2,426  $  678  $1,136  $1,833 $2,046
Ratio of earnings to
   fixed charges (1)(2)   2.41    2.31    2.63    0.71    1.12    1.90   2.07

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of the Company's real-estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" from Document Processing, "Income(loss) before Income Taxes" from Insurance and "Equity in Net Income of Unconsolidated Affiliates".

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